

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02030625

NO ACT
P.E 1-11-2002
1-07562

March 18, 2002

Richard V. Smith
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Act 1934
Section
Rule 14A-8
Public Availability 3/18/2002

Re: The Gap, Inc.
Incoming letter dated January 11, 2002

Dear Mr. Smith:

This is in response to your letter dated January 11, 2002 concerning the shareholder proposal submitted to The Gap by the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jerry O'Connor
Trustee
International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

January 11, 2002

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to The Gap, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, The Gap, Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Jerry O'Connor, as trustee of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2002 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to Mr. O'Conner. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

Background

On December 3, 2001, the Company received, by facsimile, a letter from Mr. O'Connor, dated December 3, 2001, requesting that it include the Proposal in the Company's 2002 Proxy Materials. A copy of the letter is attached hereto. We also enclose correspondence with Boston Safe Deposit and Trust Company/Mellon Trust regarding documentary support of the Proponent's stock ownership.



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We have advised the Company that it may properly exclude the Proposal from its 2002 Proxy Materials for the reasons set forth below.

Discussion

As discussed more fully in Sections I through III below, we believe that the Proposal may properly be excluded from the Company's 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(6), because the Proposal is beyond the Company's power to implement;

2. Rule 14a-8(i)(3), because the Proposal is vague and misleading; and

3. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

I. The Proposal May Be Omitted Under Rule 14a-8(i)(6) Since the Company Lacks the Authority To Implement the Proposal.

Under Rule 14a-8(i)(6), a proposal may be omitted from a company's proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The Proposal requests that the Company's Board of Directors (the "Board") "adopt a policy that *provides for* a transition to a Corporate Governance Committee composed entirely of independent directors as Committee openings occur." (emphasis added) The Proposal also includes a seven-pronged definition for determining who is considered an "independent" director. Under well-established and recently reaffirmed precedent, the Proposal may be omitted pursuant to Rule 14a-8(i)(6) because the Board cannot guarantee the election of directors meeting specified criteria and thus lacks the power or authority to implement the Proposal.

The Proposal, if implemented, would require the Board to appoint directors meeting the Proponent's definition of "independent" to the Company's corporate governance committee (the "Corporate Governance Committee"), as openings on such committee occur, until such time as the transition mandated by the Proposal is complete and the Corporate Governance Committee is "composed entirely of independent directors." Thus, to comply with the policy set forth in the Proposal, the Board would be required to ensure that (i) directors satisfying the Proponent's definition of "independent" are elected by the stockholders to the Board each year, (ii) a sufficient number of such persons are so elected to appropriately fill the Corporate Governance Committee, (iii) such persons, if so elected, are willing to serve on the Corporate Governance Committee and (iv) such directors will maintain their status as "independent" directors or that



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additional "independent" directors are available to replace members of the Corporate Governance Committee who cease to be "independent."

The Board, however, has neither the lawful power nor the authority to ensure compliance with these requirements. Instead, under applicable law and the Company's governing instruments, this power and authority to determine the composition of the Board (and, therefore, the directors eligible to serve on the Corporate Governance Committee) rests with the stockholders and not the Board.

For example, pursuant to Section 211 of the Delaware General Corporation Law ("DGCL") and the Company's certificate of incorporation and bylaws, the Company's directors are elected only by the stockholders at their annual meeting. In addition, the Company's bylaws provide that the stockholders (separate and apart from the Board) may fill vacancies in the Board resulting from newly created directorships or the death, resignation or removal of a director. Also, pursuant to DGCL Section 141 and the Company's bylaws, the stockholders may remove and replace any director or the entire Board with or without cause, either at an annual meeting or a special meeting called by the holders of not less than 10% of the Company's outstanding voting shares. Further, under the DGCL, only stockholders, and not the Board, have this power to remove directors. Thus, ultimately the Company's stockholders determine who serves as the Company's directors, regardless of any policies or qualification requirements established by the Board.

Since the Board does not control who is elected or retained as a director, it is not within the power of the Board to guarantee or enforce the election of any particular person or type of person as a director, much less to require or ensure that a sufficient number of persons meeting certain criteria are elected to comprise a specified percentage of the Board or to appropriately fill specified Board committees. Similarly, it is not within the power of the Board to ensure that such persons, if elected, will not be removed by the stockholders, will continue to meet such criteria or that additional "independent" directors will otherwise be available to replace a member of the Corporate Governance Committee who subsequently ceases to meet such criteria. Finally, if, over time, all directors on the Board cease to satisfy the Proposal's "independence" requirement, the Board cannot lawfully remove any of those directors in order to create vacancies which could be filled with "independent" directors.

The Staff has recently permitted the exclusion of proposals substantially similar to the Proposal. For example, in *Boeing Co.* (February 13, 2001), the Staff concurred that a proposal recommending that key board committees "transition to independent directors for each committee seat" could be excluded under Rule 14a-8(i)(6) and stated, "[i]n our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet



the specified criteria." *See also AT&T Corp.* (February 13, 2001). The Staff has also recently permitted the exclusion of a proposal requesting, in part, that the corporation's board *adopt a policy* with respect to the composition of the board. *Marriott International, Inc.* (February 26, 2001) (allowing exclusion of a proposal that the board takes steps to ensure that key board committees be composed entirely of "independent" directors and adopt a policy that at least two-thirds of the members of the board be "independent" directors).

The Staff's statements in the letters cited above are consistent with a long-standing line of Staff interpretations recognizing that proposals requiring a board to ensure that directors possess certain qualifications are beyond a corporation's powers to implement. *See, e.g. Mattel, Inc.* (March 21, 2001) (allowing exclusion of a proposal recommending a bylaw requiring that all directors on key board committees meet certain criteria); *Bank of America Corp.* (February 20, 2001) (allowing exclusion of a proposal that the board takes steps to ensure that the company's audit committee be composed entirely of "independent" directors); *PG&E Corp.* (January 22, 2001) (allowing exclusion of a proposal recommending a bylaw requiring that directors appointed for all future openings on key board committees meet certain criteria); *Boeing Co. (Klein)* (March 6, 2000) (permitting exclusion of a proposal requiring that key board committees have independent directors); *Boeing Co.* (February 22, 1999) (permitting exclusion of a proposal that "only independent committed directors" be eligible for key board committees); *1999 WL 627557* (S.E.C. August 18, 1999) (Commission refusing to review the Staff's no-action position taken in the February 22, 1999 letter to Boeing). *See also Ameritech Corp.* (December 29, 1994) (allowing exclusion of a proposal that the corporation establish a new board committee and select a chair who possessed three particular attributes); *American Telephone & Telegraph Co.* (December 13, 1985) (excluding a proposal that at least one of the company's directors be a "worker-shareholder or retired employee of AT&T").

The Company is aware that the Staff recently denied no-action relief under Rule 14a-8(i)(6) with regard to omission from a company's proxy materials of a proposal recommending the adoption of a bylaw "requiring a transition to independent directors for each key board committee seat as [openings] occur." *General Motors Corp.* (March 22, 2001). In recent telephone conversations with our office, the Staff has indicated that, unlike the letters cited in the preceding paragraph, the proposal in *General Motors Corp.* did not require the board to *ensure* the election of such directors, *maintain* such directors on the specified committees or otherwise *require* the board to take any such action beyond its lawful powers.

However, the Proposal, if implemented, would not constitute a mere suggestion to appoint "independent" directors to the Corporate Governance Committee if and when such "independent" directors are elected. The Proposal instead sets forth a mandate that would essentially require the Board to do all that is necessary to implement and maintain the complete



transition to a fully "independent" Corporate Governance Committee. The Company believes that a policy to "provide for" such transition, if adopted, would otherwise be meaningless unless compliance with such policy *required* the Board to take specific action or *ensure* a specific result. The Proposal and Supporting Statement clearly indicate that such action would be required. For example, in the Supporting Statement, the Proponent states that the [Corporate Governance Committee] should be composed entirely of directors independent of management and that "the definition of 'independent' director advanced in the resolution will ensure that that those members of the [Corporate Governance Committee] will be...best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success." It's likely that stockholders voting for the Proposal would also expect the Board to take such action and otherwise ensure compliance with the Proposal.

In short, the Proposal is substantially identical to the proposals in *PG&E Corp.*,[1] *Boeing*, *AT&T* and the other letters cited above in that its implementation would necessarily require the Board to ensure the election and retention of "independent" directors who can serve on the Corporate Governance Committee. Since the Board simply and practically cannot ensure that its stockholders will elect or retain a sufficient number of "independent" directors to empanel the Corporate Governance Committee, the Company lacks the power and authority to implement the Proposal. Accordingly, we believe the Company may properly exclude the Proposal from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(6).

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Vague, Rendering It Misleading In Violation of the Proxy Rules.

The Proposal is also properly excludable from the Company's 2002 Proxy Materials because the Proposal is impermissibly vague and indefinite, contrary to Rule 14a-9. In several no-action letters, the Staff agreed that proposals could be excluded under Rule 14a-8(i)(3) primarily for two reasons: (i) the proposals were so vague and indefinite that it would be difficult for stockholders to determine with any reasonable certainty what measures the registrants would take in the event the proposals were approved; and (ii) any resultant action by the registrant would have to be made without guidance from the proposals and consequently in possible contravention of the intention of the stockholders who voted in favor of the proposals. See *Philadelphia Electric Company* (July 30, 1992); *Philip Morris Companies, Inc.* (February 7,

---

[1] The Company observes, in particular, that the proposal in *PG&E Corp.* (January 22, 2001) simply recommended that "independent" directors be appointed for all future openings on key board committees and did not expressly request or require the company's board to ensure the election of such directors or maintain such independent directors. However, such proposal, if implemented, clearly would have required the company's board to ensure such results and the Staff agreed with the company that the proposal was beyond the board's power to implement.



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1991); *Bank of New England Corp.* (February 5, 1990); *CCBT Bancorp, Inc.* (April 20, 1999) and *American International Group, Inc.* (January 14, 1999).

Under the Proponent's definition of "independent" as set forth in the Proposal, a director would not be independent if the director is currently, or during the past five years has been, employed by a "significant customer or supplier," employed by a "tax-exempt organization that receives significant contributions from the Company" or "related to a member of management of the Company." However, the Proposal does not otherwise provide guidelines as to who constitutes a "significant" customer or supplier, when contributions to tax-exempt organizations by the Company will be deemed "significant" or which family relationships constitute being "related" to a member of the Company's management. Because such determinations are highly subjective matters, each stockholder is likely to have a different idea as to what standards they would be asking the Company to implement in appointing members to the Corporate Governance Committee, and any resultant action by the Company would have to be made without guidance from the Proposal and, consequently, in possible contravention of the intentions of the stockholders who voted on the Proposal.

Because the Proposal uses broad and ambiguous terms, the Company's stockholders are being asked to approve a proposal that essentially provides no guidelines as to what steps the Company is expected to take. If the Company sought to implement the Proposal, the Company would be left with no indication as to when and under what standard it might be able to appoint Board members to, or retain Board members on, the Corporate Governance Committee. As a result, it does not appear that either the stockholders of the Company or the Board would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(3).

III. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."



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While the Company agrees that the issue of having independent directors on its Board and on certain Board committees reflects a significant corporate governance policy issue, the Company believes that the determination of what constitutes an appropriate standard of independence is a matter that is fundamental to the Board's ability to function effectively. More importantly, the Company believes that the Proponent's definition of "independent" is arbitrary and that implementation of such standard by the Company would be detrimental to the Board's ability to successfully manage numerous complex considerations in connection with corporate governance issues. As such, the Proponent's seven-pronged definition of "independent" director set forth in the Proposal is exactly the type of effort to "micro-manage" the Company with "intricate details" addressed by the Commission in the 1998 Release.

Thus, although part of the Proposal may address a policy matter that is outside the scope of ordinary business, the Proposal is excludable under rule 14a-8(i)(7) because the definition of "independent" set forth in the Proposal raises ordinary business matters. See *Z-Seven Fund, Inc.* (November 3, 1999) (although proposal relating to adoption and implementation of a special committee report appears to address matters outside the scope of ordinary business, other matters contained in the proposal address details of implementing the report that affect day-to-day operations, and thus the entire proposal may be excluded).

Conclusion

For the foregoing reasons, the Company believes that it may properly omit the Proposal from 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would very much appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

It is expected that the Company's definitive proxy materials will be filed with the Commission on or about April 2, 2002, immediately prior to beginning the mailing of its proxy statement to its stockholders. In order to meet printing and distribution requirements, the Company intends to start final review of the 2002 Proxy Materials during the week of March 11, 2002. Accordingly, we would appreciate receiving your response by March 11, 2002. The Company's 2002 Annual Meeting of Stockholders is scheduled to be held on or after May 8, 2002.



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If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5830. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4277 when it is available. Thank you for your consideration of this matter.

Very truly yours,

Richard V. Smith

Richard V. Smith

RVS/nm

Enclosures

cc: Mr. Jerry O'Connor
Lauri M. Shanahan, Esq.
Thomas L. Lima, Esq.



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

December 3, 2001

Ms. Lauri M. Shanahan
Corporate Secretary
THE GAP, INC.
One Harrison Street
San Francisco, CA 94105

Dear Mr. Shanahan:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the Gap's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to an **"Independent Nominating Committee"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 171,053 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O'Connor
Trustee

JOC/lgd
Enclosure

Form 972

Resolved, that the shareholders of The Gap, Inc. ("Company") hereby request that the Company's Board of Directors adopt a policy that provides for a transition to a Corporate Governance Committee composed entirely of independent directors as Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: A board of director's Nominating Committee is charged with the role of selecting candidates for the corporation's board. The board of directors fulfills the vital function of hiring, monitoring, compensating, and, when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The Nominating Committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. At present, our Company's Corporate Governance Committee performs the functions of a Nominating Committee, but includes two directors who do not qualify as independent under the definition proposed in this resolution. Mr. Steven Jobs is Chief Executive Officer of Apple Computers Inc., a company for which Mr. Drexler, our Company's CEO, serves as a director. Mr. John Lillie is employed by the Company in an executive capacity. Mr. Donald Fisher is related to Mr. Robert Fisher, a member of management of the Company within the last five years.

As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.


Mellon

Mellon Trust

RECEIVED
DEC 10 2001
GENERAL COUNSEL

December 6, 2001

Ms. Lauri M. Shanahan
Corporate Secretary
The Gap, Inc.
One Harrison Street
San Francisco, CA 94105

RE: Independent Nominating Committee

Dear Ms. Shanahan:

Boston Safe Deposit and Trust Company/Mellon Trust is the custodian for the IBEW Pension Benefit Fund, which held 171,053 shares of The Gap, Inc. common stock on December 3, 2001. The fund has held at least $2,000 worth of The Gap, Inc. common stock for the past year.

The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of The Gap, Inc. common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Fronc
Trust Officer

cc: Jim Voye, IBEW Pension Benefit Fund

135 Santilli Highway • Everett, MA 02149-1950

A Mellon Financial Company℠

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gap, Inc.
Incoming letter dated January 11, 2002

The proposal requests that The Gap adopt a policy providing for a transition to a Corporate Governance Committee composed entirely of independent directors as openings occur

We are unable to concur in your view that The Gap may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that The Gap may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that The Gap may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that The Gap may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that The Gap may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that The Gap may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Keir Devon Gumbs
Special Counsel